UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Date: 18 December 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
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EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 18 December 2024 — National Grid: RIIO-T3 Business Plan published

Exhibit 99.1

18 December 2024

National Grid plc

RIIO-T3 Business Plan published: framework to deliver most significant step forward in the UK's transmission network for a generation

National Grid has today published the RIIO-T3 business plan for its National Grid Electricity Transmission (NGET) business, covering the period from April 2026 to March 2031. The submission follows extensive consultation with national, regional and local stakeholders.

Investing at an unprecedented level

The plan includes an unprecedented level of investment of up to £35 billion over the five years to March 2031, including:

●          baseline investment of over £11 billion to maintain and upgrade our existing networks, alongside construction works for the first three of our Accelerated Strategic Transmission Investment (ASTI) projects where project assessments have been approved; and

●          pipeline investment of around £24 billion, which includes around £15 billion to increase network capacity, most of which relates to the 14 further confirmed ASTI projects. Pipeline investment also includes additional potential projects that may be triggered by the UK government's evolving priorities.

Delivering a future-proofed, innovative and reliable transmission network

Altogether this ambitious plan enables NGET to:

●          maintain world leading 99.9999% reliability levels;

●          develop and deliver major network reinforcement and expansion projects, including the 17 ASTI projects, and the upgrade of c.3,500km of our existing overhead lines, nearly doubling the amount of power we can transfer around the country;

●          deploy innovative technologies such as power control devices, and dynamic line ratings to maximise the capacity of our existing infrastructure;

●          connect 35GW of new generation and storage, and 19GVA of large demand customers such as data centres and gigafactories, as well as creating a further 26GW of future connection options;

●          help consumers avoid c.£12 billion of system constraint costs across the period;

●          contribute to the group's wider UK investment which supports 55,000 more jobs by 2030; and

●          deliver a 50% reduction in our own emissions versus a 2018/19 baseline, and biodiversity net gain equivalent to more than 8,000 acres of land, seven times the impact of RIIO-T2.

In line with Ofgem's guidance, the plan aligns with the National Energy System Operator's (NESO) Future Energy Scenario 2024 Holistic Transition pathway. The optionality in the plan also means it can be adapted to the UK government's clean power plan. Whilst the specific investments required will be clarified through NESO's connection reform process in 2025, the RIIO-T3 plan further underpins and is consistent with our expected £60 billion investment across the group for the five years to March 2029.

The NGET plan includes the financial framework that we believe is needed to provide an attractive and investable proposition that can compete with the international demands for capital. We have clearly set out why we believe a real 6.3% (at 60% gearing, CPIH stripped) allowed cost of equity is the right level to deliver this in RIIO-T3. We also set out the levels of cash generation necessary to support investment levels and propose a number of incentive mechanisms that will deliver benefits to consumers and networks during RIIO-T3.

Commenting on the final Business Plan, John Pettigrew, CEO of National Grid plc, said: "This plan represents the most significant step forward in the electricity network that we've seen in a generation. Through it we will nearly double the amount of energy that can be transported around the country, support the electrification of the industries of today and tomorrow; create new jobs; and support inward investment for the UK.

It is an ambitious plan, set to future proof the network with strategic capacity and flexibility for the longer term. We've laid the foundations for its delivery through the steps we've already taken to progress ASTI projects, secure the supply chain, and fund the wider Group. We have done this whilst keeping a relentless focus on consumer bills and affordability.

It is now critical that Ofgem plays its part in developing an investable framework that will allow us to deliver at the unprecedented scale and pace that is needed to meet the UK's ambitious climate goals."

We look forward to engaging further with all our stakeholders, ahead of draft determinations from Ofgem in summer 2025, and final determinations in late 2025.

For additional information, please follow this link www.riiot3.nationalgrid.com to the RIIO-T3 section of our website.

Notes

Allowed cost of equity of 6.3% CPIH real at 60% gearing is in line with Ofgem's Sector Specific Methodology Decision range of 4.57% to 6.35%. Translates to 5.8% CPIH real at 55% gearing.

Business plan investment of up to £35 billion relates to total expenditure (or totex) and is quoted on a 2023/24 price base.

The 17 ASTI projects form a key part of The Great Grid Upgrade, which is building the significant new electricity network infrastructure required to connect offshore wind and reduce the UK's reliance on fossil fuels.

Enquiries and contacts

Investors and Analysts:

Angela Broad                                      +44 (0) 7825 351 918
Tom Edwards                                      +44 (0) 7976 962 791

Media:

Ben Davis                                            +44 (0) 7971 539 999

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US, as well as the future of system operation in the UK; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including or due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the announced sale of certain of its businesses, its strategic infrastructure projects and joint ventures and the separation and transfer of the ESO to the public sector. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 226 to 231 of National Grid's most recent Annual Report and Accounts as updated by the principal risks and uncertainties statement in its most recent half year results statement. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. This announcement is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 18 December 2024